January 10, 2008



Ms. Hana T. Teshome, Special Counsel
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549

RE:     CARNIVAL CORPORATION
        COMMISSION FILE NUMBER:  1-9610
        CARNIVAL PLC
        COMMISSION FILE NUMBER:  1-15136
        FORM 10-K FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2006

Dear Ms. Teshome:

        We have reviewed the comments of the Staff regarding the Carnival Corporation and Carnival plc joint Annual Report on Form 10-K for the fiscal year ended November 30, 2006, which are set forth in your letter dated December 17, 2007, which was received by us on December 26, 2007. The numbered responses set forth below contain each of the Staff's comments in bold text and correspond to the numbered comments contained in your December 17, 2007 letter. Our responses are printed below each comment.

        As requested, we acknowledge that:

        o The company is responsible for the adequacy and accuracy of the disclosure in the filing;

        o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

        o The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


SCHEDULE 14A

EXECUTIVE COMPENSATION, PAGE 36

PROCESS FOR MAKING COMPENSATION DETERMINATIONS, PAGE 47

Securities and Exchange Commission
January 10, 2008
Page 2


        1. PLEASE REVISE YOUR DISCLOSURE TO PROVIDE A QUANTITATIVE DISCUSSION OF ALL THE PERFORMANCE TARGET LEVELS TO BE ACHIEVED IN ORDER FOR YOUR EXECUTIVE OFFICERS TO EARN THEIR PERFORMANCE-RELATED COMPENSATION. WE WOULD EXPECT TO SEE THE SPECIFIC COMPANY FINANCIAL GOALS, KEY OPERATING DRIVERS AND INDIVIDUAL PERFORMANCE OBJECTIVES USED TO DETERMINE PERFORMANCE-RELATED COMPENSATION AND HOW YOUR PERFORMANCE-RELATED AWARDS ARE SPECIFICALLY STRUCTURED AROUND SUCH PERFORMANCE GOALS. TO THE EXTENT YOU BELIEVE THAT DISCLOSURE OF THE PERFORMANCE MEASURES IS NOT REQUIRED BECAUSE IT WOULD RESULT IN COMPETITIVE HARM SUCH THAT IT COULD BE EXCLUDED UNDER INSTRUCTION 4 TO ITEM 402(B) OF REGULATION S-K, PLEASE PROVIDE IN YOUR RESPONSE LETTER A DETAILED EXPLANATION FOR YOUR CONCLUSION AS TO COMPETITIVE HARM. TO THE EXTENT THAT IT IS APPROPRIATE TO OMIT SPECIFIC PERFORMANCE MEASURES FROM YOUR DISCLOSURE, PLEASE PROVIDE DISCLOSURE PURSUANT TO INSTRUCTION 4 TO ITEM 402(B) OF REGULATION S-K. IN DISCUSSING HOW DIFFICULT IT WILL BE FOR AN EXECUTIVE OR HOW LIKELY IT WILL BE FOR YOU TO ACHIEVE THE TARGET LEVELS OR OTHER FACTORS, YOU SHOULD PROVIDE AS MUCH DETAIL AS NECESSARY WITHOUT PROVIDING INFORMATION THAT WOULD RESULT IN COMPETITIVE HARM. GENERAL STATEMENTS REGARDING THE LEVEL OF DIFFICULTY, OR EASE ASSOCIATED WITH ACHIEVING PERFORMANCE GOALS, ARE NOT
SUFFICIENT. REFER ALSO TO QUESTION 3.04 OF THE ITEM 402 OF REGULATION S-K INTERPRETATIONS AVAILABLE ON OUR WEBSITE AT WWW.SEC.GOV.

        We understand your comment and will provide a quantitative discussion of any performance target levels, and related metrics, as required, in our upcoming proxy statement.

        2. YOU STATE THAT YOU USE PEER GROUP INFORMATION AND RELY ON IT TO DETERMINE INDIVIDUAL COMPENSATION AMOUNTS. PLEASE REVISE YOUR DISCLOSURE TO SPECIFY HOW EACH ELEMENT OF COMPENSATION RELATES TO THE INFORMATION YOU HAVE ANALYZED FROM THE COMPARATOR COMPANIES. DISCUSS WHERE ACTUAL PAYMENTS FALL WITHIN TARGETED PARAMETERS AND TO THE EXTENT ACTUAL COMPENSATION WAS OUTSIDE A TARGETED PERCENTILE RANGE, PLEASE EXPLAIN WHY. REFER TO ITEM 402(B)(2)(XIV) OF REGULATION S-K.

        We   understand   your  comment  and  will  disclose  each  element  of
compensation and how the peer group information was used to determine pay levels. We will compare any target levels against actual payouts, as required.

        If you have any comments or questions regarding our responses to your December 17, 2007 letter, please contact me by phone at (305) 406-8608 or by fax at (305) 406-4758. Thank you for your assistance in this matter.

                                      Very truly yours,


                                      /s/ Arnaldo Perez
                                      -------------------------
                                      Arnaldo Perez
                                      Senior Vice President and General Counsel


cc:  Micky Arison